Exhibit 1.02

Conflict Minerals Report of NetApp, Inc.

For the Calendar Year Ended December 31, 2013

This Conflict Minerals Report contains forward-looking statements. These statements include statements regarding NetApp’s goals for its Conflict Minerals policy; the actions that NetApp intends to take to promote transparency and reporting; and NetApp’s intention to obtain a third party independent audit of its due diligence process and compliance efforts. All forward-looking statements involve risk and uncertainty. When considering these statements, you should also consider the important factors described in reports and documents NetApp files from time to time with the Securities and Exchange Commission, including the factors described under the sections titled “Risk Factors” in NetApp’s most recently submitted Annual and Quarterly Reports on Forms 10-K and 10-Q, respectively. Except as required by law, NetApp disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

This is the Conflict Minerals Report for NetApp, Inc. (“NetApp”) for calendar year 2013 prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

Introduction

NetApp is a leading provider of innovative storage systems and data management solutions that form the foundation for efficient and flexible IT infrastructures.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules promulgated thereunder (together “Section 1502”) require NetApp to perform certain due diligence procedures and disclose information about the use and origin of certain minerals if these minerals are deemed to be necessary to the functionality or production of a product manufactured or contracted to be manufactured by NetApp. The NetApp products that contain minerals or metals are its hardware products (storage systems and subsystems) that NetApp contracts to manufacture and sells directly or through resellers. The specific minerals covered by these rules consist of tin, tantalum, tungsten and gold and are referred to as “Conflict Minerals”.

Conflict Minerals are necessary to the functionality or production of the storage systems and subsystems that NetApp contracts to manufacture. Components and subassemblies that are made in part using Conflict Minerals are sourced from a global supply base that includes distributors, value-added resellers, original equipment manufacturers, original design manufacturers and contract manufacturers.

In accordance with Section 1502, NetApp has performed a “reasonable country of origin inquiry” (“RCOI”) on minerals that were in NetApp’s supply chain for calendar year 2013 to determine whether these minerals were sourced from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) or come from recycled or scrap sources.

NetApp was unable to conclude whether or not the origin of the Conflict Minerals used in its products during calendar year 2013 were from the Covered Countries.

Due Diligence Procedures

In accordance with Rule 13p-1, NetApp undertook due diligence procedures to determine the source and chain of custody of the Conflict Minerals used in its products. NetApp designed its due diligence measures for each of the Conflict Minerals to conform, in all material respects, with the due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (“OECD Framework”) and related Supplements. NetApp retained the services of an outside consultant to assist NetApp with designing its due diligence procedures in accordance with the OECD Framework and to assist in program development and resource augmentation for due diligence. NetApp also had extensive communications with its suppliers, value added resellers, distributors, contract manufacturers and in some cases the original equipment manufacturer.

NetApp, as a purchaser, is many steps removed from the mining of the Conflict Minerals and does not purchase raw ore or unrefined Conflict Minerals, nor does it purchase bulk Conflict Minerals in the form of ingots or bullions for use in its products. The origin of NetApp’s Conflict Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners are consolidating points for raw ore and are in the best position in the global supply chain to know the origin of the ores.

As a result of its due diligence efforts, NetApp has concluded that for calendar year 2013 it is unable to determine:

•	the country of origin of the components and materials that are necessary for the production or functionality of its products; or

•	if portions of its products contain recycled or scrap sources.

NetApp is making this determination because it does not have sufficient information from suppliers or other sources to conclude where the necessary Conflict Minerals originated.

NetApp’s due diligence measures for the 2013 reporting year focused on educating suppliers and contract manufacturers on the requirements of Section 1502, surveying all direct suppliers of materials that are known to provide or may provide products that contain Conflict Minerals, assessing the transparency of its supply chain and identifying, where possible, the smelters and refiners of Conflict Minerals in its supply chain. NetApp’s efforts to determine the mine(s) or location of origin of the components and materials that are necessary for the production or functionality of its products with the greatest possible specificity also included the due diligence measures described below.

STEP 1: Establish strong company management systems

a)	Developed and distributed, both internally and externally, a supplier Conflict Minerals policy. NetApp requested all vendors and suppliers of materials that could potentially contain Conflict Minerals to comply with the requirements of Section 1502.

b)	Adapted its internal processes, procedures and systems to capture, maintain, retrieve and report on supplier sourcing of Conflict Minerals to further improve transparency and the ability to report on NetApp’s sourcing of Conflict Minerals in accordance with Section 1502 in coming years.

c)	Informed product engineering and development personnel of NetApp’s policy objectives regarding the sourcing of Conflict Minerals and observing the policy when sourcing vendors and considering product design.

d)	Identified personnel within NetApp responsible for the NetApp sustainability program, including responsibility for day-to-day consideration and review of compliance requirements related to Section 1502.

e)	Identified an executive sponsor for NetApp’s supply chain transparency objectives to provide internal guidance and leadership to attain NetApp’s goal of determining the countries of origin of the Conflict Minerals that are necessary for the production or functionality of its products and eliminating sources of Conflict Minerals that benefit armed groups.

STEP 2: Identify and assess risks in the supply chain

a)	NetApp performed an initial risk assessment of all suppliers represented within its product lines. Suppliers were first assessed by determining whether they supplied hardware, software or services. If the supplier was determined to supply hardware (also referred to herein as direct material suppliers), NetApp assessed whether the materials supplied by the supplier could potentially contain Conflict Minerals. Finally, these suppliers were surveyed to determine whether they sourced Conflict Minerals from the Covered Countries.

b)	Suppliers were provided introductory letters explaining NetApp’s due diligence efforts and requesting supplier cooperation. Suppliers were offered training materials on the requirements of Section 1502, NetApp’s plan to achieve compliance with the requirements of Section 1502 and NetApp’s goal of achieving responsible sourcing from its suppliers.

c)	NetApp conducted a supply chain survey with its direct material suppliers. This was designed to determine the country of origin of the Conflict Minerals in the products supplied to, or manufactured for, NetApp (the “RCOI Survey”). The RCOI Survey documentation aligned to the EICC-GeSI template (version 2.03a) and contained supplier level questions regarding the parts and commodities they supplied to NetApp. Suppliers were asked to identify the smelters and refiners who contributed to the materials contained in parts and components that they supplied to NetApp.

d)	Responses to NetApp’s RCOI Survey were in excess of 90% of hardware spend for calendar year 2013. NetApp contacted its direct material suppliers multiple times to encourage responses. NetApp continues to contact direct material suppliers who have not responded to the survey to educate suppliers on NetApp’s Conflict Minerals policy.

e)	For those responses that identified smelters and/or refiners, NetApp compared the smelters and refiners identified against the list of smelting facilities which have received a “conflict free” designation (such as EICC-GeSI Conflict Free Smelter program’s lists for tantalum, tin, tungsten and gold) by participating in an independent third party smelter audit. Most suppliers, however, were unable to provide the data requested by NetApp.

STEP 3: Design and implement a strategy to respond to identified risks

a)	NetApp has established a supplier Conflict Minerals policy which outlines NetApp’s requirements for its suppliers:

1.	Sourcing minerals from socially responsible suppliers.

2.	Requesting suppliers downstream to source minerals from socially responsible suppliers.

3.	Providing NetApp with prompt, truthful, and accurate information regarding each supply source and the nature of the sourcing materials as it relates to the requirements of Section 1502.

4.	Cooperating with regular business reviews, surveys, and audits undertaken by or for NetApp so that it can comply with the requirements of Section 1502.

b)	This policy will be implemented over the next calendar year to allow suppliers time to implement procedures in order to meet NetApp’s requirements and will include, but will not be limited to, including specific wording on all drawings, specifications, purchase orders, and procurement contracts that define the sourcing requirements for products supplied to NetApp, and introducing specific responsible sourcing requirements into the product development and release processes.

c)	Over calendar year 2014, NetApp intends to work with its top materials-spend suppliers to improve transparency and reporting. Concurrently, NetApp is identifying alternate suppliers that have or will have achieved the level of transparency required by NetApp, particularly in respect to the smelter or refinery country of origin and certification. To help further the benefits of Section 1502 and promote its intended purpose, NetApp will work with suppliers with underdeveloped processes, providing information and guidance in an attempt to increase transparency.

d)	NetApp has modified its supplier qualification and assessment program to include field audits of supplier representations of their status to validate their previous and current reporting.

e)	NetApp will compare RCOI Survey responses to information collected via independent conflict free smelter validation programs, such as the EICC-GeSI Conflict Free Smelter program. NetApp will contact all component materials suppliers in an effort to communicate with smelters or refiners identified as a result of the RCOI survey and request their participation in obtaining a “conflict free” designation from an industry program such as the EICC-GeSI Conflict Free Smelter program.

STEP 4: Carry out independent third party audit of smelter/refiner’s due diligence practices

NetApp’s goal is it to fully comply with the requirements of Section 1502 by providing the appropriate levels of transparency throughout its supply chain. NetApp will obtain a third party independent audit of its due diligence process and compliance efforts and results as required by Section 1502.

STEP 5: Report annually on supply chain due diligence

NetApp’s Conflict Minerals policy, Form SD and this Conflict Minerals Report are currently posted on NetApp’s public website http://investors.netapp.com/governance.cfm, http://investors.netapp.com/sec.cfm and http://www.netapp.com/us/company/our-story/conflict-minerals.aspx.